EXHIBIT 99.i


                                  EXHIBIT 23(i)
                             OPINION AND CONSENT OF
                              JOHN K. CARTER, ESQ.


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August 31, 2000


WRL Series Fund, Inc.
P.O. Box 5068
Clearwater, Florida 33758-5068


Dear Gentlemen:

This opinion is furnished in connection with the proposed registration of the WRL Series Fund, Inc.

                  1. The WRL Series Fund, Inc. has been duly organized, is existing in good standing and is authorized to issue shares of its stock.

                  2. The shares of WRL Series Fund, Inc. to be issued in connection with the Registration Statement have been duly authorized and when issued and delivered as provided in the Registration Statement will be validly issued, fully paid and nonassessable.

I as legal counsel to the WRL Series Fund, Inc., hereby consent to the filing of this opinion with the Registration Statement.

Very truly yours,


/s/ John K. Carter
John K. Carter
Vice President, Counsel
and Secretary